Exhibit 99.3
Financial results for the full year ended 30 June 2008 Sims Group Limited ASX Code: SGM NYSE Code: SMS Dan Dienst, Group CEO Jeremy Sutcliffe, Executive Director Rob Larry, CFO 29 August 2008

Disclaimer This presentation for Sims Group Limited (Sims) is designed to provide a high level overview of aspects of the operations of Sims. The material set out in the presentation is current as at 29 August 2008. The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims or the likelihood that the assumptions, estimates or outcomes will be achieved. While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Sims, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation. You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Agenda 1. Overview - Dan Dienst & Jeremy Sutcliffe 2. Financial Results - Rob Larry 3. Markets & Outlook - Dan Dienst 4. Questions

Overview Dan Dienst & Jeremy Sutcliffe

Sims Today World's and North America's largest metal and electronics recycler Four continents 20 countries Over 230 locations Over 6,000 employees (7,500 including affiliates) A$6 billion plus market cap (ASX top 40) - Sims has been the 5th best share price performer in the ASX 100 calendar YTD (4th on a TSR basis) Pro forma revenues exceeding A$10 billion Pro forma 16 million tonnes plus Securities listed on ASX and NYSE Mitsui with a cornerstone shareholding recently increased to 19.2% Strong balance sheet and simple capital structure

Highlights Record financial results - Sales revenue of A$7.67 billion up 38.2% on FY07 EBITDA of A$777.9 million up 69.3% on FY07 EBIT of A$683.3 million up 77.9% on FY07 NPAT of A$433.2 million up 81.0% on FY07 NPAT of A$250.6 million for Q4 FY08 Earnings per share of 306 cents up 59.7% on FY07 Final dividend per share of 75 cents per share (comprising an ordinary dividend of 65 cents per share and a special dividend of 10 cents per share) (both 23% franked) up from 60 cents per share for FY07 Successful completion of Metal Management merger, with business integration substantially complete Non-core Australian asset divestment program underway

Financial Overview Financial Overview

Sales Revenue by Region Australia, NZ & Asia North America Europe n 0.227 0.601 0.171 Australia, NZ & Asia North America Europe n 0.264 0.53 0.206 MSGraph.Chart.8 Group revenues up significantly on FY07 due to inclusion of MM business from 14 March 2008 extremely favourable ferrous market conditions, particularly in Q4 FY08

Sales Revenue by Product Ferrous Trading inc. NFSR Non-Ferrous Shred Recovery Ferrous Brokerage Non-Ferrous Brokerage Non-Ferrous Brokerage Manufacturing/JVs/Sims Steel Recycling Solutions n 0.49 0.03 0.18 0.14 0.04 0.05 0.07 Ferrous Trading inc. NFSR Non-Ferrous Shred Recovery Ferrous Brokerage Non-Ferrous Brokerage Non-Ferrous Brokerage Manufacturing/JVs/Sims Steel Recycling Solutions n 0.42 0.04 0.18 0.16 0.07 0.05 0.08 MSGraph.Chart.8 Ferrous revenues up significantly, particularly in North America in Q4 FY08, bolstered by inclusion of MM business from 14 March 2008 Continuing impressive growth from Sims Recycling Solutions, with businesses acquired in FY07 contributing a full year

EBIT by Region Australia, NZ & Asia North America Europe 0.255 0.553 0.124 Australia, NZ & Asia North America Europe 0.343 0.427 0.162 MSGraph.Chart.8 Operating results from North America were outstanding mainly reflecting an extremely strong ferrous performance from virtually all business units across the region, particularly in the fourth quarter Favourable ferrous market conditions led to exceptional results in both Australasia and Europe EBIT by region is presented pre-amortisation of intangibles and recharge of Sydney head office corporate costs Sydney head office costs increased due to non- recurring charges and additional accounting expenses of the company's incentive plans

EBIT by Product Ferrous Trading inc. NFSR Ferrous Brokerage Non-Ferrous Trading Non-Ferrous Brokerage Manufacturing/JVs/Sims Steel Recycling Solutions 0.63 0.04 0.08 0.03 0.11 0.111 Ferrous Trading inc. NFSR Ferrous Brokerage Non-Ferrous Trading Non-Ferrous Brokerage Manufacturing/JVs/Sims Steel Recycling Solutions 0.51 0.043 0.209 0.036 0.059 0.14 MSGraph.Chart.8 EBIT by product is presented pre-corporate costs (including Sydney head office costs) and amortisation of intangibles Record ferrous contributions experienced towards the end of the reporting period, particularly from North America Non ferrous margins tighter and result impacted by weak nickel and high temperature alloy markets Strong full year contributions from SA Recycling and ARA, the company's lead alloying joint venture Corporate costs (which include regional costs) increased due to non-recurring charges and additional accounting expenses of the company's incentive plans

EBIT Change by Region Australia, NZ & Asia $54m Europe (incl. UK) $28m North America $253m Intangibles ($7m) Group Corporate Costs ($29m) Asia Costs 384 683 +54 +28 +253 -7 -29 0 100 200 300 400 500 600 700 800 FY07 EBIT Australia, NZ & Europe (inc. UK) North America Intangibles Group Corporate FY08 EBIT $ million

EBIT Change by Product Ferrous (incl. NFSR) $277m Non Ferrous ($27m) Recycling Solutions $25m Manufacturing/JVs/Sims Steel $59m Group and Regional Corporate Costs ($28m) Intangibles ($7m) 0 100 200 300 400 500 600 700 800 $ million 384 683 +277 -27 FY07 EBIT Ferrous (incl. NFSR) Non Ferrous Recycling Solutions Manufacturing/ JVs/Sims Steel Corporate Costs Intangibles +25 +59 -28 683 -7 FY08 EBIT

Intake Volumes Ferrous Shredded inc. NFSR Other Processed Ferrous Ferrous Brokerage Non-Ferrous Trading/Brokerage Other 0.408 0.338 0.308 0.04 0.005 Ferrous Shredded inc. NFSR Other Processed Ferrous Ferrous Brokerage Non-Ferrous Trading/Brokerage Other 0.395 0.281 0.276 0.042 0.006 MSGraph.Chart.8

Sales Volumes Sales Volumes Ferrous Shredded inc. NFSR Other Processed Ferrous Ferrous Brokerage Non-Ferrous Trading/Brokerage Other 0.38 0.29 0.27 0.04 0.025 Ferrous Shredded inc. NFSR Other Processed Ferrous Ferrous Brokerage Non-Ferrous Trading/Brokerage Other 0.38 0.29 0.273 0.041 0.02

Sales by Destination Domestic sales refer to sales in country of sourcing Europe NE Asia China & HK SE Asia & Oceania Middle East USA/Canada South/Central America Domestic Sales Europe NE Asia China & HK SE Asia & Oceania Middle East USA/Canada South/Central America Domestic 0.19 0.13 0.13 0.17 0.04 0.05 0 0.29 Europe NE Asia China & HK SE Asia & Oceania Middle East USA/Canada South/Central America Domestic 0.21 0.11 0.09 0.19 0.03 0.01 0.04 0.32

Sims Recycling Solutions SRS continues to exceed its internal growth target of 25% per annum SRS EBIT (pre-corporate costs and amortisation of intangibles) of $89.6 million up significantly by 38.3% on FY07 The result reflected a full year contribution from the businesses acquired in FY07, strong metal prices (particularly for precious metals) and an initial contribution from the new "lifecycle management" dimension of the business EBIT contribution to the enlarged company represented 13.1% of group EBIT (pre corporate costs and amortisation of other intangibles) Strategy Expansion of e-recycling business to "lifecycle solutions provider" with acquisitions of RecommIT and Life Cycle Services (UK), and Clearhouse (Australia ) in H2 FY08 Initial investment in Indian e-recycling market in Q2 FY08 Opportunities exist to develop business organically, through industry consolidation and also through internal leveraging with the company's metal recycling businesses

Sustainability Inputs During FY08, the company handled a total of 11 million tonnes of ferrous material. The use of this secondary raw material by global steel mills avoided the emission of 23.5 million tonnes of CO2 to the atmosphere when compared with primary steel production in FY08 As industry leader, and together with the CO2 avoided through non-ferrous, plastics and electronics recycling activities, the company's contribution to climate change impacts reduction is significant LMS, the company's 50%-owned green energy provider, generated carbon credits (ERUs, RECs and NGACs) with a total CO2 emissions reduction equivalent of 600,000 tonnes during FY08. Coupled with its other activities, total CO2 abatement by LMS was approximately 1 million tonnes Outputs The company consumed (excluding MM and SA Recycling) 1.995 pJ of energy globally in FY08 and is committed to further reducing the energy used in its day-to-day operations across the enlarged Group The company is a participant in the Dow Jones and FTSE4Good sustainability indices as well as the International Carbon Disclosure Project (CDP6) Carbon Footprint The company's total CO2 footprint (excluding MM and SA Recycling) for FY08 was 242,976 tonnes of CO2 equivalent

Health and Safety The company's number one priority has been, and will continue to be, the safety and well-being of its employees, contractors and visitors to its sites Lost time injury frequency rate was down to 5.6 in FY08(from 6.5 in FY07) Medically treated injury frequency rate was also down to 25.2 (from 31.5 in FY07) Tragically, however, two fatalities were recorded in Europe The company has engaged Dupont Safety Resources to undertake an extensive health and safety review of the company's metal recycling operations in Europe and North America, and SRS globally Dupont's recommendations will be implemented in the relevant operations during fiscal 2009 2001 2002 2003 2004 2005 2006 2007 2008 EPS 21 14 11 8 5 6 6.5 5.6

New Sims Metal Management Brand Identity Sims is adopting today a new brand identity The new Sims Metal Management brand represents the merging of two industry leaders with common cultures and common visions for the future The new identity is intended to reflect the combined company's leadership position internationally and status as the world's largest recycler, as well as its commitment to sustainability and resources management in an industry which, by its very nature, is truly "green" At the company's annual general meeting, to be held in Sydney on 21 November 2008, shareholders will be asked to formally approve a change of name of Sims Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited Group Limited to Sims Metal Management Limited

Financial Results Rob Larry

Group Income Statement Group Income Statement

Group Balance Sheet Group Balance Sheet

Group Cash Flow Group Cash Flow

North America Regional Results North America Regional Results

Australia, NZ & Asia Regional Results Australia, NZ & Asia Regional Results

Europe Regional Results Europe Regional Results

Financial Performance Trends FY02 FY03 FY04 FY05 FY06 FY07 FY08 EPS 54 82.2 122.6 216.3 174.2 191.6 306 54 82.2 122.6 216.3 174.2 191.6 306 FY02 FY03 FY04 FY05 FY06 FY07 FY08 DPS 36 54 86 160 105 120 130 36 54 86 160 105 120 130 FY02 FY03 FY04 FY05 FY06 FY07 FY08 ROCCE 18.1 28.3 41.1 47.9 26.2 24.4 29.9 18.1 28.3 41.1 47.9 26.2 24.4 29.9 FY02 FY03 FY04 FY05 FY06 FY07 FY08 ROE 18.1 28.3 25.1 38.1 16.4 19.2 14.6 18.1 28.3 25.1 38.1 16.4 19.2 14.6

Strategy, Markets & Outlook Dan Dienst

Strategy Metal Recycling Consolidation offers greatest opportunity to create shareholder value Focus on North America (to consolidate existing positions and further extend footprint) and Europe - both large scale transactions (where opportunities exist) and bolt-on acquisitions Acquisition criteria Target holds #1 or #2 market position and enhances existing market presence Target possess domestic and export marketing flexibility Target provides sound platform for future growth Target has strong management Acquisition enhances shareholder value Sims Recycling Solutions Continue to pursue of opportunities globally Growth via both acquisitions and greenfields development, and leveraging the company's metal recycling division

Markets - Ferrous Scrap Prices & Freight Peak in global ferrous raw material prices during Q4 FY08, on the back of rapidly increasing demand for steel and significant increases in steel prices throughout the world Since then, there has been a short-term shift in the supply/demand equation for ferrous scrap as a result of the global steel industry significantly cutting back raw material procurement as a result of over- stocking, despite continuing strong steel production The recent decline in steel prices, particularly for long products the seasonal impact of the Northern Hemisphere summer While the market is still liquid, recent ferrous business that has been transacted has been at significantly lower prices than at the peak Normal trading conditions are expected to return once steel industry de-stocking has completed, especially with the Northern Hemisphere winter looming Positive indicators include increased scrap purchases by integrated mills a return to the international market of China which has recently purchased a number of ferrous deep sea cargoes at these lower levels suggesting that, at least in this market, sentiment is positive and that ferrous prices may be approaching the bottom. 4,000 6,000 8,000 10,000 12,000 14,000 Jul 07 Sep 07 Nov 07 Jan 08 Mar 08 May 08 Jul 08 Index points Baltic Dry Freight Index 200 400 600 800 Jul 07 Sep 07 Nov 07 Jan 08 Mar 08 May 08 Jul 08 US$/t HMS East Asia Import

Markets - Non Ferrous Prices Commodity markets continue to be extraordinarily volatile LME Aluminium price hit a low of US$2,317 per tonne on 18 September 2007 and a high of US$3,292 per tonne on 11 July 2008 LME Copper price hit a low of US$6,237 per tonne on 18 December 2007 and a high of US$8,985 per tonne on 3 July 2008 2,250 2,500 2,750 3,000 3,250 Jul 07 Sep 07 Nov 07 Jan 08 Mar 08 May 08 Jul 08 US$/t 6,000 7,000 8,000 9,000 Jul 07 Sep 07 Nov 07 Jan 08 Mar 08 May 08 Jul 08 US$/t

Markets - Exchange Rates During FY08, the average Australian/US exchange rate was 90 cents (compared to 79 cents for FY07) Year on year, currency movements had a negative $44 million EBIT impact on translation of overseas earnings The recent depreciation of the Australian dollar against, particularly the US dollar, if maintained, will have a positive impact on Earnings in Q1 FY09 0.75 0.80 0.85 0.90 0.95 1.00 Jul 07 Sep 07 Nov 07 Jan 08 Mar 08 May 08 Jul 08 AUDUSD 0.38 0.42 0.46 0.50 Jul 07 Sep 07 Nov 07 Jan 08 Mar 08 May 08 Jul 08 AUDGBP

Outlook Volatility, extreme at times, has been a hallmark of the commodity markets over the past few years Despite a much tougher ferrous trading climate, we anticipate a strong result in Q1 FY09, albeit one not as strong as Q4 FY08. This confidence is based on a review of July results, a good forward sales position, the achievement of targeted merger synergies and continued strong contributions by our Southern Californian joint venture A lower Australian/US dollar exchange rate and lower freight rates are also positive which will partially offset the decline in ferrous prices All regions will continue to respond to the recent significant decline in global ferrous prices by reducing buy prices in order to maintain margin to the greatest extent possible. The degree to which these efforts are successful will, to a large extent, determine the outlook for Earnings into the second quarter A further update will be given when the results for the first quarter are announced in late October 2008

Share Price from July 2007 15 20 25 30 35 40 45 Jul 07 Sep 07 Nov 07 Jan 08 Mar 08 May 08 Jul 08 A$ SMM S&P/ASX 200 All Ordinaries S&P/ASX 200 Industrials +30% -19% -20% -29%

Questions